Exhibit 4.49

SECURED LOAN AGREEMENT

This Secured Loan Agreement (this “Agreement”) is entered into as of the 16th day of April, 2018, by and among William L. Holter, a Texas resident (“Lender”) and Tanzanian Royalty Exploration Corporation, a Canadian corporation (“‘Borrower”) (each a “Party” and collectively the “Parties”).

WHEREAS, Lender desires to loan US $200,00.00 dollars to Borrower, and Borrowers desires to borrow such amount from Lender, under the terms and conditions set forth herein.

NOW THEREFORE, the Parties, each intending to be legally bound by this Agreement, hereby agree as follows:

1.	Loan. Lender hereby loans Borrower, and Borrower hereby borrows from Lender (the “Loan”) $200,00.00 US Dollars.

2.	Maturity Date. The Loan shall be for a period of one (1) year (the “Term”) beginning on the Loan Commencement Date and maturing on April 16th, 2018 (the “Maturity Date”). On the Maturity Date, Borrower shall repay the Loan to Lender without notice or other demand (“‘Loan Repayment”).

3.

a)	Cash - Cash payment in U.S. Dollars in the amount of the Loan Value as of the Loan Commencement Date; or

b)	Stock - Shares of common stock of the borrower (“Stock”) having an aggregate market value equal to the Loan Value on the Loan Commencement Date. For purposes of this paragraph the market value of each share of Stock shall be US $0.346935/share (the “Share Value”).

Lender shall notify Borrower of the manner of Loan Repayment by email within five (5) days of the Maturity Date. Borrower’s delivery of the Cash or Stock as Loan Repayment shall be made within fifteen (15) days of Borrower’s receipt of notice from Lender, setting forth the manner of the Loan Repayment. No deductions shall be made with respect to the Loan Repayment, Borrower being solely responsible for any transaction costs or fees associated therewith.

At any time during the term of this agreement, the Lender has the right to convert the Shares at a rate of US $0.346935/share.

4.	Loan Extension. By mutual consent of the Parties, the Term of the Loan may be extended for one (1) year.

5.	Interest. During the Term (or any renewal term), Borrower shall pay Lender simple interest on the Loan at a rate of eight percent (8%) of the Loan Value per annum (“Interest”). Interest shall be paid on a quarterly basis, in equal installments in arrears, and shall be made by Borrower in either of the manners described below, the method to be selected at the sole discretion of the Lender:

b)	Cash - Cash payment in U.S. Dollars in the amount of quarterly Interest due (“Quarterly Cash Interest”); or

c)	Stock - Stock in the number of shares equal to the Quarterly Cash Interest divided by the Share Value of US $0.346935/share.

Lender shall notify Borrower of the manner of Interest payment by email within five (5) days prior to each quarterly Interest due date.

6.	Email Notifications. Lender’s notification to Borrower (a) of Lender’s selection of the manner of Loan Repayment or payment of Interest (b) of Borrower’s Default (as herein defined) shall be made by email. Borrower’s email address for these purposes is tnxcorporate@tanzanianroyalty.com Lender’s email notifications are deemed irrefutably received by Borrower upon email delivery confirmation.

7.	Security Interest. As security for the full and timely payment and performance of all Borrower’s payment obligations hereunder, whether now existing or hereafter incurred, matured or un-matured, direct or indirect, primary or secondary, related or unrelated or due or to become due, arising under this Agreement, and any extensions, modifications, substitutions, increases and renewals thereof, and substitutions therefor, Borrower does hereby collaterally pledge, assign, transfer, convey, mortgage, delivery, and grant to Lender a security interest in and first lien on the new CIL Plant, pad loadings, gold on pads, gold in form of dore, gold in plant process and gold at refinery, to secure Borrower’s payment obligations under this

Agreement (the “Collateral”). Borrower shall take all reasonable steps to protect the Collateral, and in pursuance thereof Borrower agrees that the Collateral: (a) shall be kept at the plant site, and shall be used only in the conduct in the ordinary course of Borrower’s business; (b) shall not be misused, wasted or allowed to deteriorate, except for the ordinary wear and tear resulting from its use, as aforesaid; (c) shall at all times be insured against loss, damage, theft and such other risks; (d) shall not be used in violation of any applicable statue, law, rule, regulation or ordinance; (e) shall be kept free of all encumbrances other than as created by this agreement and (f) may be examined and inspected by Lender (upon reasonable prior notice, either written or oral), wherever located. Borrower will not sell, lease, transfer or otherwise dispose of any of Collateral, except for sales of Collateral that is worn out and replaced in the ordinary course of Borrower’s business.

8.	Borrower’s Representations and Warranties. As of the date of execution of this Agreement Borrower hereby represents and warrants to Lender the followings:

a)	Valid Organization, Good Standing and Qualification. Borrower is a corporation, duly created, validly existing and in good standing under the laws of Ontario, Canada, has full power and authority to execute, deliver and comply with this Agreement, and to carry on its business as it is now being conducted and is duly licenses or qualified as a foreign company in good standing under the laws of each jurisdiction in which the character or location of the properties owned by it or the business transacted by it requires such licensing or qualification.

b)	Pending Litigation or Proceedings. There are no judgements outstanding or actions, suits or proceedings pending or, to the Borrower’s knowledge, threatened against or affecting Borrower, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that would have a material adverse effect on Borrower’s ongoing business prospects or Borrower’s ability to enter into this Agreement or the performance by Borrower of its obligations hereunder.

c)	Due Authorization; No Legal Restrictions. The execution and delivery by Borrower of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment and compliance with the terms, conditions and provisions of this Agreement: (i) have been duly authorized by all requisite corporate action of Borrower; (ii) will not conflict with or result in a breach of, or constitute a default (or might, upon the passage of time or the giving of notice or both, constitute a default) under, any of the terms, conditions or provisions of any applicable statue, law, rule, regulation or ordinance, or Borrower’s organizational documents or any indenture, mortgage, loan, credit agreement or instrument to which Borrower is a party or by which Borrower may be bound or affected, or any judgement or order of any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign; and (iii) will not result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the property or assets of Borrower under the terms or provisions of any such agreement or instrument, except liens in favor of Lender.

d)	Enforceability. This Agreement constitutes the legal, valid and binding obligation of Borrower, enforceable in accordance with its terms, except as enforceability may be limited by any bankruptcy, insolvency, reorganization, moratorium or other laws or equitable principles affecting creditors’ rights generally.

e)	Title to Collateral. The Collateral is owned by Borrower, free and clear of all liens and other encumbrances of any kind (including liens or other encumbrances upon properties acquired or to be acquired under conditional sales agreement or other title retention devised), excepting only liens in favor of Lender.

f)	Stock of Borrower. Borrower has sufficient shares of Stock authorized an available to make any Stock payments set forth in this Agreement. Borrower has taken all necessary corporate action to authorize any payments hereunder to be made with shares of Stock.

g)	Accuracy of Representations of Warranties. No representation or warranty by Borrower contained herein or in any certificate or other document furnished by Borrower pursuant hereto or in connection herewith fails to contain any statement of material fact necessary to make such representation or warranty not misleading in light of the circumstances under which it was made. There is no tact which Borrower knows or should know and has not disclosed to Lender, which does or may materially and adversely affect Borrower or its operations.

10.	Event of Default. A Party’s material breach of any representation, warranty or covenant under this Agreement shall be a “Default”. With respect to any nonmonetary Default, the defaulting Party, upon email notification from the non-defaulting Party thereof, shall have fifteen (15) days to cure such Default. If the defaulting fails to cure a nonmonetary Default within such fifteen (15) day period, then such Default shall ripen into an “Event of Default”. Any monetary Default by Borrower under this Agreement shall constitute an Event of Default when amounts hereunder are not paid when due. Upon an Event of Default, Lender may accelerate the Loan, and in such case Borrower shall immediately effect a Loan Repayment and shall pay Lender all then accrued Interest.

11.	Indemnification. To the extent permitted by Law, Borrower agrees to indemnify and hold harmless Lender and Lender’s successors, and assigns from any liability, loss or damage, including without limitation, reasonable attorneys’ fees, he or it may suffer as a result of claims, demands, costs or judgements arising out of the obligations required under this Agreement or relating to an Event of Default.

12.	Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto.

13.	Integration. This Agreement contains the entire understanding of the Parties with respect to the matters contained therein, and supersede all prior agreements and understandings between the Parties with respect to the subject matter thereof and do not require parol or extrinsic evidence in order to reflect the intent of the Parties.

14.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement, A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

15.	Governing Law. This Agreement has been made, executed and delivered in the State of Texas and will be construed in accordance with and governed by the laws of the State of Texas without regard to conflict of law principles.

16.	Binding Effect. This Agreement and all rights and powers granted hereby will bind and inure to the benefit of the Parties hereto and their respective permitted successors and assigns.

17.	Severability. The provisions of this Agreement are deemed to be severable, and the invalidity or unenforccability of any provision shall not affect or impair the remaining provisions which shall continue in full force and effect.

18.	Holidays. If the day provided herein for the payment of any amount or the taking of any action falls on a Saturday, Sunday or public holiday at the place for payment or action, then the due date for such payment or action will be the next succeeding business day.

19.	Headings. The headings of this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

20.	No Assignment by Borrower. Borrower may not assign this Agreement or any of its rights hereunder without the prior written consent of Lender, and without which any such assignment shall be void and of no force or effect.

21.	Assignment or Sale by Lender. Lender may sell, assign or participate all or a portion of its interest in this Agreement and in connection therewith may make available to any prospective purchases, assignee or participant any information relative to Borrower in its possession.

22.	No Third Party Beneficiaries. The rights and benefits of this Agreement shall not inure to the benefit of any third party. Notwithstanding the foregoing, if Lender dies prior the Loan Repayment, then all of Lender’s rights, benefits and interest in this Agreement (and the proceeds thereof) shall automatically transfer and inure to the benefit of Lender’s wife, Kathryn Ann Holter, a Texas resident.

IN WITNESS WHEREOF, the Parties hereto have caused this Secured Loan Agreement to be duly executed, seal and delivered as of the 16th day of April, 2018.